UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the unaudited consolidated financial results for the three months and year ended March 31, 2010 of China Cord Blood Corporation (the “Company”).

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2010 and 2009

	March 31,		March 31,
	2010		2009
	US$	RMB	RMB
	(in thousands except redemption value and number of shares)

ASSETS
Current assets
Cash and cash equivalents	41,143	280,835	161,406
Accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB8,016; March 31, 2009: RMB6,170)	8,988	61,349	49,763
Inventories	743	5,070	6,501
Prepaid expenses and other receivables	1,925	13,137	7,978
Deferred tax assets	504	3,443	1,846
Total current assets	53,303	363,834	227,494
Property, plant and equipment, net	36,698	250,491	236,740
Non-current prepayments	22,142	151,138	27,184
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB9,181; March 31, 2009: RMB2,222)	25,913	176,874	91,761
Inventories	4,342	29,637	26,069
Intangible asset, net	3,853	26,297	27,268
Available-for-sale equity securities	7,102	48,475	26,242
Deferred reverse recapitalization costs	-	-	33,633
Deferred tax assets	42	288	-
Total assets	153,395	1,047,034	696,391

LIABILITIES
Current liabilities
Bank loan	6,593	45,000	-
Accounts payable	793	5,410	5,128
Accrued expenses and other payables	3,293	22,475	19,269
Deferred revenue	5,285	36,074	18,351
Amounts due to related parties	436	2,977	-
Income tax payable	600	4,098	4,321
Total current liabilities	17,000	116,034	47,069
Deferred revenue	13,647	93,155	74,231
Other non-current liabilities	2,341	15,978	13,551
Deferred tax liabilities	331	2,259	4,017
Total liabilities	33,319	227,426	138,868
Commitments and contingencies
Redeemable ordinary shares of China Cord Blood Services Corporation
- US$0.0001 par value, 14,614,140 shares issued and
outstanding as of March 31, 2009 (redemption value
of US$51,088,745 as of March 31, 2009)	-	-	386,577

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2010 and 2009 – (continued)

	March 31,		March 31,
	2010		2009
	US$	RMB	RMB
	(in thousands except redemption value and number of shares)

EQUITY
China Cord Blood Corporation shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 43,237,100 shares and 66,743,693 shares issued and outstanding as of March 31, 2009 and 2010, respectively	7	46	34
Additional paid-in capital	105,384	719,329	140,745
Accumulated other comprehensive income/(loss)	325	2,221	(19,319)
Retained earnings	12,789	87,290	44,082
Total China Cord Blood Corporation shareholders’ equity	118,505	808,886	165,542
Noncontrolling interests	1,571	10,722	5,404
Total equity	120,076	819,608	170,946
Total liabilities, redeemable ordinary shares and equity	153,395	1,047,034	696,391

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Year Ended March 31, 2010 and 2009

	Three months ended March 31,			Year ended March 31,
	2010		2009	2010		2009
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands except per share)

Revenues	10,373	70,806	56,807	38,315	261,536	194,537
Direct costs	(2,214)	(15,115)	(13,434)	(9,630)	(65,730)	(49,171)
Gross profit	8,159	55,691	43,373	28,685	195,806	145,366
Operating expenses
Research and development	(852)	(5,816)	-	(852)	(5,816)	-
Sales and marketing	(1,839)	(12,553)	(7,186)	(5,784)	(39,480)	(28,868)
General and administrative	(1,820)	(12,421)	(9,605)	(7,810)	(53,317)	(31,301)
Total operating expenses	(4,511)	(30,790)	(16,791)	(14,446)	(98,613)	(60,169)
Operating income	3,648	24,901	26,582	14,239	97,193	85,197
Other (expense)/income, net
Interest income	200	1,365	845	939	6,411	3,638
Interest expense	(91)	(619)	-	(356)	(2,431)	-
Exchange loss	(149)	(1,020)	(163)	(61)	(417)	(351)
Write-off of deferred offering and
deferred reverse recapitalization costs	-	-	-	(3,159)	(21,566)	(9,473)
Impairment loss on available-
for-sale equity securities	-	-	-	-	-	(37,426)
Others	22	148	51	69	473	714
Total other (expense)/income, net	(18)	(126)	733	(2,568)	(17,530)	(42,898)
Income before income tax	3,630	24,775	27,315	11,671	79,663	42,299
Income tax expense	(1,055)	(7,199)	(6,044)	(3,629)	(24,770)	(17,854)
Net income	2,575	17,576	21,271	8,042	54,893	24,445
Income attributable to redeemable
noncontrolling interests	-	-	-	(51)	(347)	-
Income attributable to noncontrolling
interests	(212)	(1,447)	(1,152)	(787)	(5,369)	(3,750)
Net income attributable to
China Cord Blood Corporation
shareholders	2,363	16,129	20,119	7,204	49,177	20,695

Net income/(loss) per share:
Attributable to ordinary shares
-Basic	0.04	0.24	0.25	0.10	0.69	(0.07)
-Diluted	0.03	0.23	0.24	0.10	0.66	(0.07)

Attributable to redeemable
ordinary shares
-Basic	N/A	N/A	0.65	0.34	2.30	1.63
-Diluted	N/A	N/A	0.64	0.33	2.27	1.63

Other Events

On June 22, 2010, Company issued a press release announcing the preliminary unaudited consolidated financial results for the three months and year ended March 31, 2010. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated June 22, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: June 22, 2010